UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

SHENGFENG DEVELOPMENT LIMITED

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G8117B101

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8117B101	Page 1 of 6

1.	Names of Reporting Persons Mid-Castle Development Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,648,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,648,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,648,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 9.0%*
12.	Type of Reporting Person FI

*	Percentage of class is calculated based on 40,617,513 Class A Ordinary Shares outstanding as of December 31, 2023, which information was provided by the Issuer to the Reporting Persons on December 31, 2023.

CUSIP No. G8117B101	Page 2 of 6

1.	Names of Reporting Persons Qing Lin*
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization China

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,648,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,648,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,648,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 9.0%**
12.	Type of Reporting Person IN

*	Represents 3,648,000 Class A Ordinary Shares held through Mid-Castle Development Limited, which is 100% owned by Qing Lin, as of December 31, 2023.

**	Percentage of class is calculated based on 40,617,513 Class A Ordinary Shares outstanding as of December 31, 2023, which information was provided by the Issuer to the Reporting Persons on December 31, 2023.

CUSIP No. G8117B101	Page 3 of 6

ITEM 1.

(a) Name of Issuer: Shengfeng Development Limited

(b) Address of Issuer’s Principal Executive Offices: Shengfeng Building, No. 478 Fuxin East Road, Jin’an District, Fuzhou
City, Fujian Province, People’s Republic of China, 350001

ITEM 2.

2(a) Name of Person Filing:

(i) Mid-Castle Development Limited

(ii) Qing Lin

2(b) Address of Principal Business Office, or if None, Residence:

(i) Mid-Castle Development Limited

4th Floor, Water’s Edge Building, Meridian Plaza, Road Town, Tortola, VG1110, British Virgin Islands

(ii) Qing Lin

4th Floor, Water’s Edge Building, Meridian Plaza, Road Town, Tortola, VG1110, British Virgin Islands

2(c) Citizenship:

(i) Mid-Castle Development Limited

British Virgin Islands

(ii) Qing Lin

China

2(d) Title of Class of Securities:

Class A Ordinary Shares, par value $0.0001 per share

2(e) CUSIP Number:

G8117B101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4. OWNERSHIP.

The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.

CUSIP No. G8117B101	Page 4 of 6

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

CUSIP No. G8117B101	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

Mid-Castle Development Limited

By:	/s/ Qing Lin
Name:	Qing Lin
Title:	Director

/s/ Qing Lin
Name:	Qing Lin

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

CUSIP No. G8117B101	Page 6 of 6

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement